SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 5, 2003

This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333-101981)
to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended

       AngloGold Limited____
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: x        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:  x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No: x
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No: x
Enclosures:

Review of financial and operating performance for the three months ended March 31,
2003 prepared in accordance with U.S. GAAP, including condensed consolidated financial information as of March 31, 2003 and December 31, 2002, and for each of the three months ended, March 31, 2003 and 2002.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS ENDED
MARCH 31, 2003 PREPARED IN ACCORDANCE WITH US GAAP

Date: April 30, 2003

Introduction

The following is a summary of the Group's financial and operating performance for the three months ended
March 31, 2003 prepared in accordance with US GAAP.  This summary also includes condensed consolidated financial information as of March 31, 2003 and December 31, 2002, and for each of the three months ended, March 31, 2003 and 2002 prepared in accordance with US GAAP.

On April 30, 2003, AngloGold issued its results for the quarter ended March 31, 2003 prepared in accordance with IAS and published its report, including condensed consolidated financial information prepared in accordance with IAS, for the same period.  This information has been submitted to the US Securities and
Exchange Commission on Form 6-K.

Operating review

Presented in the table below is selected operating data for AngloGold for the three-month periods ended
March 31, 2003 and 2002.

Operating data for AngloGold
Three months ended March 31,

2003
2002
Gold production (000 oz)
1,402
1,377
Total cash costs ($/oz)
210
151
Total production costs ($/oz)
263
200
Capital expenditure ($ million)
58
51

Gold production

For the three months ended March 31, 2003, AngloGold's total gold production increased by 25,000 ounces, or about 2 percent, to 1.40 million ounces from 1.38 million ounces produced in the same period of 2002.
This was mainly the result of increased production from the South American operations (2003: 137,000 oz;
2002: 102,000 oz), the North American operations (2003: 114,000 oz; 2002: 95,000 oz) and the East and
West African operations (2003: 238,000 oz; 2002: 227,000 oz) in the three months March 31, 2003 when compared to the same period of 2002.  Gold production in the three months to March 31, 2003 decreased in the South African region (2003: 799,000 oz; 2002: 837,000 oz) and Australian region (2003: 114,000 oz;
2002: 116,000 oz) compared to the same period in 2002.

In the three months ended March 31, 2003, AngloGold's total gold production decreased by 9 percent from
1.55 million ounces of gold produced during the quarter ended December 31, 2002.  This decrease was mainly due to lower grades, particularly at the Morila and Geita operations in the East and West Africa region where AngloGold expected the reduction, and lower grades at Great Noligwa in South Africa where the grade did not improve as expected.

Total cash costs and total production costs

Total cash costs for the three months ended March 31, 2003 were $210 per ounce, $59 per ounce, or 39 percent, higher than the cash costs of $151 per ounce recorded in the same period of 2002.  This change was mainly due to substantially higher cash costs for South African operations in the three months ended
March 31, 2003, which increased by 68 percent when compared to the same period in 2002.  This increase in total cash costs at the South African operations was mainly due to the strengthening of the South African rand relative to the US dollar (based on the average exchange rates of the rand against the US dollar of
R8.35 and R11.51 during the three months ended March 31, 2003 and 2002, respectively).

Total cash costs for the three months ended March 31, 2003 also increased (by 21 percent) compared to the quarter ended December 31, 2002 mainly as a result of exchange rate movements discussed in the previous paragraph, reduced grade and marginally lower volume mined.

Total production costs for the three months ended March 31, 2003 were $263 per ounce, $63 per ounce, or
32 percent, higher than the total production costs of $200 per ounce recorded in the same period of 2002.
Total production costs in the first quarter of 2003 also increased (by 17 percent) compared to the quarter ended December 31, 2002.

Reconciliation of total cash costs and total production costs to the condensed consolidated financial information

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold
Institute industry standard and are not US GAAP measures.  The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis.  The standard was first adopted in
1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs.  Total cash costs per ounce are calculated by dividing total cash costs by ounces of gold produced.  Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs.  Total production costs per ounce are calculated by dividing total production costs by ounces of gold produced.
Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company's performance.  While the Gold
Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.  However, the company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;

- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mining companies.
A reconciliation of production costs as included in the company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the three months ended March 31,
2003 and 2002 is presented below.  In addition the company has also provided below detail of the ounces of gold produced in total for each of those periods.

For the three months ended March 31,

 (in $ millions, except as otherwise noted)

2003           2002
Production costs per condensed consolidated financial information
287
196
Less:

   Rehabilitation costs & other non-cash costs
(3)
(2)
Plus:

   Inventory movement
5
9
   Royalties
7
4
   Related party transactions
(2)

5
4
Adjusted for:

   Minority interests
(3)

(1)               (2)
   Non-gold producing companies and adjustments
(6)
(1)
Total cash costs
294
208
Plus:

   Depreciation, depletion and amortization
75
67
   Employee severance costs
-
1
   Rehabilitation and other non-cash costs
3
2
Adjusted for:

   Minority interests
(3)

(4)               (4)
   Non-gold producing companies and adjustments
1
2
Total production costs

369
276

Gold produced (000' ounces)
 (4)

1,402
1,377

Total cash costs per ounce
(1)

210
151
Total production costs per ounce
 (1)

263
200

(1)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate.  AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
 (2)
Related party transactions is a separately disclosed item on AngloGold's consolidated statements of income.  However, this expense relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(4)
Attributable production only.

Capital expenditures

Capital expenditure during the three months ended March 31, 2003 was $58 million compared with $51 million in the same period of 2002, a  $7 million, or 14 percent, increase in capital expenditure.  Compared with the three months ended December 31, 2002, capital expenditures were approximately one third lower in the first quarter of 2003.

Outlook for 2003

Commenting on the results for the three months ended March 31, 2003, Russell Edey, AngloGold's
Chairman, and Bobby Godsell, AngloGold's CEO said: "The first quarter of 2003 was notable for operating results which were on target but lower than the two previous quarters.  Lower production reflects a return to more normal grades at Morila and lower grades at the Great Noligwa mine.  The stronger local currencies in seven of the eight countries in which we operate, in relation to the US dollar, the currency in which we sell our product, has had a significant negative impact on costs, margins and earnings. These effects were at least partially offset by an increased average gold price during the period.

Looking ahead to the rest of this year, we anticipate that the currencies in which our costs are predominantly denominated, particularly the South African rand will maintain their strength in relation to the US dollar for the remainder of the year and have revised our planning assumptions accordingly.  We expect AngloGold's earnings for the June quarter to remain under pressure as a result of the exchange rate together with lower grades and mining volume. We do, however, anticipate a gradual recovery by the fourth quarter. "

Financial review
Revenues from product sales and other income increased from $381 million in the three months ended
March 31, 2002 to $484 million in the same period of 2003, a 27 percent increase.  This was primarily due to the increase in the gold price in 2003 when compared with 2002 and, to a lesser extent, higher production in
2003 compared to 2002.  The average spot price of gold was $352 per ounce during the three months ended
March 31, 2003, $61 per ounce, or 21 percent, higher than $291 per ounce, the average spot price in the first three months of 2002.  When compared with the quarter ended December 31, 2002, revenues from product sales and other income were lower (by 6 percent from $513 million) in the first quarter of 2003 mainly due to the 9 percent decrease in gold production from the quarter ended December 31, 2002 due to lower grades.

Production costs increased from $196 million in the three months ended March 31, 2002 to $287 million in the same period of 2003, which represents a $91 million or 46 percent increase.  Higher production costs were mainly the result of substantially higher production costs at the South African operations of $182 million in the three months ended March 31, 2003, compared with $111 million in the same period of 2002.  This increase of $71 million was primarily due to the strengthening of the South African rand relative to the US dollar.  Production costs also increased (by 17 percent from $245 million) when compared with the quarter ended December 31, 2002 mainly for the same reasons as discussed above.

Depreciation, depletion and amortization also increased, from $67 million in the three months ended March
31, 2002 to $75 million in the same period of 2003, a 12 percent increase.  This increase can be attributed to the South American operations where depreciation, depletion and amortization expense amounted to  $14 million in the three months ended March 31, 2003, compared to  $10 million for the same period in 2002.
This increase of $4 million was mainly due to the acquisition during the third quarter of 2002 of an additional
46.25 percent interest in the Cerro Vanguardia mine located in Argentina.

General and administrative expenses increased from $5 million in the three months ended March 31, 2002 to
$10 million in the same period of 2003, mainly as a result of annual salary increments, approved scope changes relating to information technology infrastructure upgrades, and additional and previously vacant positions filled at the corporate office in South Africa.  The strengthening of the South African rand relative to the US dollar also negatively impacted on general and administrative expenses as the majority of these costs are South African rand denominated.

Interest expense decreased from $12 million recorded in the three months ended March 31, 2002 to $8 million in the same period of 2003, a 33 percent decrease. The decrease in interest expense from 2002 was due to both lower prevailing LIBOR rates to which most of AngloGold's debt is pegged and the refinancing by
AngloGold of its debt with lower interest rate facilities.

A gain on derivatives of $23 million was recorded in the three months ended March 31, 2003 compared with a loss of $23 million incurred in the same period of 2002.

In the three months ended March 31, 2003, income before equity income and income tax amounted to $101 million compared to $50 million in the same period of 2002.

Deferred income and mining tax expense increased from a net tax benefit of $41 million recorded in the first three months of 2002 which included tax credits of $50 million relating to the disposal of the Free State assets, to a net tax charge of $39 million in the same period of 2003. The Free state assets were disposed of at book value, effective January 1, 2002 to Harmony Gold Mining Company Limited and African Rainbow
Minerals Gold Limited ("ARM").

Net income applicable to common stockholders decreased by 34 percent to $58 million in the three months ended March 31, 2003 from $88 million recorded in the same period of 2002 and by 37 percent compared to
$92 million for the three months ended December 31, 2002.

Net cash provided by operating activities during the three months ended March 31, 2003 amounted to $162 million compared with $157 million in the same period of 2002.

In the three months ended March 31, 2003, AngloGold used $58 million comprising mainly of payments for capital expenditure and $187 million cash in investing and financing activities, respectively.  Cash used in financing activities included dividends paid of $185 million.  A final dividend of 675 South African cents per ordinary share for the year ended December 31, 2002 was paid to registered shareholders on February 28,
2003 and a dividend of 82.12 US cents per each American Depositary Share (ADS) was paid to holders of
ADSs on March 10, 2003.  Each ADS represents one ordinary share.  The effect of exchange rate changes on cash was a positive $10 million during the three months ended March 31, 2003.

As a result of the factors discussed above, AngloGold had cash and cash equivalents of $340 million at
March 31, 2003 compared with $413 million at December 31, 2002, representing a decrease in cash and cash equivalents of $73 million from 2002.  At March 31, 2003, AngloGold had available but undrawn a total of $301 million under its credit facilities.

During 2003, approximately $89 million of AngloGold's debt is scheduled to mature. AngloGold expects to finance the repayment of debt scheduled to mature in 2003 from existing cash resources, cash generated from future operations and its present and future debt facilities.

Gold market

During the first quarter of 2003, the gold price appeared to have been influenced most directly by the evolving international conflict over Iraq, and to a lesser degree, by movements from time to time in the value of the US dollar.  The correlation observed by AngloGold between trading activity in gold futures on the New
York Comex and the spot price of gold became even more direct.

Speculators were reported to continue to increase their long positions in gold during the first weeks of 2003 as international conflict over Iraq continued to escalate.  As a result, Comex open positions were reported to reach a peak net long position in gold in early February 2003, equivalent to just over 14 million ounces.  In
AngloGold's view, the removal of uncertainty about US intentions in Iraq saw that long position reverse steadily from early February 2003, starting from the occasion of US Secretary of State Colin Powell's address to the United Nations General Assembly on February 5, 2003, which saw the spot gold price fall by some $20 per ounce in the following week.  The net long position on Comex was reported to have fallen to some 5.2 million ounces in early April 2003, taking the gold price down with it to a low of $318 per ounce.  In
AngloGold's view, this level of net long positions is close to what has been a core net long position on that exchange for the past 18 months.  If this core position does not change, AngloGold expects the market to settle around these levels, with likely price recovery on the upside.

As far as the impact of the conflict in Iraq is concerned, it would seem to AngloGold that this has now passed through the gold market, and that the market is back to a more or less neutral state in regard to Iraq.
AngloGold believes that, in the medium term, however, important economic factors will continue to favor gold.
Most important of these appear to be the health of the US dollar and the state of major equity markets.  In
AngloGold's view, the US economy will remain vulnerable, and the US dollar is likely to continue to lose value in the medium term; only the weak condition of the European and Japanese economies seems to have delayed this correction.  Aside from the price spike in February 2003 induced by heightened international tension over Iraq, the gold price appeared to have continued to move in line with the weakening of the US dollar and should encourage investor interest in gold.

The physical market for the metal appears to remain weak, and 2002 was a disappointing year for gold demand in a number of sectors.  Indian imports of gold were reported to be down by over 20 percent for 2002 by comparison with 2001.  Although gold demand in India was reported to be strong in late 2002, this strength does not appear to have carried through to 2003.  However, AngloGold believes that there is reason to expect an improvement in Indian demand as 2003 progresses, as the current lower spot gold prices should encourage buying, and the balance of this year contains a high proportion of propitious dates for marriage in the Hindu calendar.  AngloGold believes that physical gold offtake in the Middle East remains fragile due to the conflict in Iraq, and unfavorable economic circumstances in the developed economies generally have not helped gold offtake during the past year.  All in all, in AngloGold's view, this has not been an encouraging period for physical demand, and underlies the need for some effort to support and promote the metal in the important markets for gold.

The spot price opened at $348 per ounce in January 2003 and closed at $337 per ounce in March 2003, compared with $279 per ounce in January 2002 and $303 per ounce in March 2002.  The average spot price of gold was $352 per ounce during the three months ended March 31, 2003, $61 per ounce, or 21 percent, higher than $291 per ounce, the average spot price in the first three months of 2002.  During the first three months of 2003, the highest spot price of gold was $389 per ounce compared to a high of $308 per ounce for the same period in 2002.  The lowest spot price of gold was $326 per ounce during the three months ended

March 31, 2003, 18 percent higher than $277 per ounce, the lowest spot price of gold for the same period ended March 31, 2002.

Hedging overview

AngloGold manages its revenue risk through an actively directed forward sales program.  The board of directors has given management a mandate to sell forward no more than 50 percent of five years' production spread over a ten-year period.  AngloGold has seldom been close to this limit and then mainly through acquisitions and debt financing of new assets where the terms of loans have required that a portion of production from these assets is sold forward.

At March 31, 2003, the net hedge position of AngloGold was at 9.34 million ounces, almost 1 million ounces lower than the hedge position at December 31, 2002 and 28 percent lower than the net hedge position at
12.90 million ounces as at March 31, 2002.  The marked-to market-valuation of this position at March 31,
2003 was negative $251.5 million.  These figures reflect an ongoing reduction in overall forward price commitments of AngloGold.  For the remaining period of 2003, AngloGold has outright forward price commitments in respect of 1.05 million ounces or some 23 percent of the forecast production of 2003.

AngloGold's net delta open hedge position at March 31, 2003

At March 31, 2003, AngloGold had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 9.34 million ounces (at December 31,
2002: 10.28 million ounces). The delta position indicated reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at March 31, 2003.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative
US$251.5 million at March 31, 2003 (at December 31, 2002: negative US$446.6 million). These values were based on a gold price of US$336.75 per ounce, exchange rates of R/US$7.85 and A$/US$0.602 and the prevailing market interest rates and volatilities at the time.

At April 29, 2003, the marked-to-market value of the hedge book was a negative US$154.9 million based on a gold price of US$332.75 per ounce and exchange rates of R/US$7.2550 and A$/US$0.6183 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of AngloGold.  The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold's hedge position as at March 31, 2003
The following table indicates AngloGold's gold hedge position at a weighted average settlement price as at March 31, 2003
(references in the table to "$" are to the US dollar and references to "A$" are to the Australian dollar):

Year                  2003                    2004                   2005                 2006                  2007
     2008-2012               Total
DOLLAR GOLD

Forward contracts
Amount (kg)
7,899                16,811                 26,576              19,862               18,974                   25,878
116,000

$
per
oz
$302                   $311                   $324                 $333                  $337                      $355              $331
Put options purchased
Amount (kg)
1,515
3,906
 757
563
728

7,469

$
per
oz
$368                  $376                    $291                 $291                 $292
 $351

*Delta
(kg)
893
2,387                     147                   108                  134

3,669
Put options sold
Amount (kg)
18,849
10,264

29,113

$
per
oz                            $324
$339
$330

*Delta
(kg)
6,556
4,313
10,869
Call options purchased
Amount (kg)
3,455
572

4,027

$
per
oz                            $355
$360
$356

*Delta
(kg)
1,291
237
1,528
Call options sold
Amount (kg)
23,962
8,006
16,360
14,681
14,308
54,245
131,562

$
per
oz
$350                   $334                 $322                  $329                   $336                  $363                  $347

*Delta
(kg)
9,638                  4,696              10,811                 9,562                   9,327               35,319               79,353
RAND GOLD

Forward contracts
Amount (kg)
12,596
11,076
9,078
6,335
4,541
3,732
47,358

Rand
per
oz
R79,777             R94,277             R116,891           R108,426            R114,915            R119,580           R100,621
Put options purchased
Amount (kg)
1,875
1,875
1,875
1,875

7,500

Rand per oz
R93,602
R93,602
R93,602
R93,602

R93,602

*Delta
(kg)
893                    606                     460                   356

2,315
Put options sold
Amount (kg)

Rand
per
oz

*Delta (kg)

Call
options
purchased
Amount
(kg)

Rand
per
oz

*Delta (kg)

Call options sold
Amount (kg)
10,912
4,688
4,687
4,688
2,986
11,944
39,905

Rand
per
oz              R100,545            R115,284           R131,944            R132,647            R173,119            R209,288           R147,714

*Delta
(kg)
2,285                 1,604                 1,747                  2,110                     721                 3,625               12,092
A DOLLAR GOLD

Forward contracts
Amount (kg)
12,224
5,443
6,221
9,331
8,398
13,343
54,960

A$
per
oz
A$523                  A$544                A$674                 A$652                 A$623                A$639                 A$607
Put options purchased
Amount (kg)

A$ per oz

*Delta (kg)

Put options sold
Amount (kg)
1,866

1,866

A$
per
oz
 A$556
A$556

*Delta
(kg)                          796
796
Call options purchased
Amount (kg)
3,888

3,110
6,221
3,732
11,197
28,148

A$ per oz
 A$701

A$724
A$673
A$668
A$702
A$693

*Delta
(kg)
382
                  883                 2,990                 1,981                 6,633                12,869
Call
options
sold
Amount
(kg)
5,599
5,599

A$
per
oz
 A$661
A$661

*Delta
(kg)                          840
840
Delta
(kg)
38,242              38,073                 54,157               44,674                40,114              75,264                 290,525
Total net gold:
Delta
(oz)
1,229,518            1,224,062           1,741,189           1,436,314           1,289,706         2,419,789               9,340,579

The following table indicates the group's currency hedge position at March 31, 2003

 Year                  2003                    2004                   2005                 2006                  2007
2008-2012                   Total
RAND DOLLAR (000)

Forward
contracts
Amount
($)

Rand
per
$

Put options purchased
Amount ($)

Rand
per
$

*Delta ($)

Put options sold
Amount ($)

Rand
per
$

*Delta ($)

Call
options
purchased
Amount
($)

Rand
per
$

*Delta ($)

Call
options
sold
Amount
(kg)
20,000
20,000

Rand
per
$
R8.36
R8.36

*Delta
($)                        2,568
2,568
A DOLLAR (000)

Forward contracts
Amount ($)
29,428
29,275
10,847

69,550

$ per A$
A$0.59
A$0.59
A$0.51

A$0.58

*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at March 31, 2003.

Recent developments

During the three months ended March 31, 2003 AngloGold made the following announcements:

On March 13, 2003, AngloGold announced that its wholly-owned subsidiary, AngloGold Australia Limited had signed a new joint venture agreement with Striker Resources NL and De Beers Australia Exploration Limited,
to undertake further exploration work covering an area in excess of 17,000 square kilometres in the east
Kimberley region of Western Australia.  An expenditure of $4.61 million (A$7.75 million) entitles AngloGold to a 51 percent return on income.

On April 7, 2003, the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, gave notice of the termination of agreement, following a release on February 27, 2003, in which AngloGold announced that it had entered into a purchase and sale agreement with Queenstake Resources USA Inc. for its interest in the
Jerritt Canyon Joint Venture.  Queenstake failed to meets its obligations under the agreement prior to the scheduled closing on March 31, 2003.

On April 8, 2003, AngloGold announced that it had reached agreement with Helix Resources Limited, for the sale of its interests in the Gawler Craton and Tarcoola Joint Ventures in South Australia.  Under the terms of the agreement, consideration will comprise a $0.9 million (A$1.5 million) cash payment, 2.5 million fully-paid
Helix shares issued at A$0.20 per share, and 2.5 million Helix options of A$0.25 per option, exercisable on or before November 30, 2003.  The offer is subject to various conditions being met.

On April 30, 2003, AngloGold announced that at the company's annual general meeting held on April 30,
2003, all the ordinary and special resolutions, as specified in the notice of meeting dated March 27, 2003, were passed by the requisite majority of shareholders.  The special resolutions will be lodged with the
Registrar of Companies for registration.

Retiring Director

As previously disclosed, Dr. V K Fung, one of the company's directors who retired by rotation at the annual general meeting held on April 30, 2003, did not wish to offer himself for re-election.  As no new director was appointed at the annual general meeting, the company's board of directors now comprises 14 directors, four executive directors and thirteen non-executive directors, three of whom are alternates.  Of the 10 non-
executive directors, five non-executive directors are affiliated with the company's parent, Anglo American plc, and five are independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgment.

Draft Mineral and Petroleum Royalty Bill

Following the publication by the South African Government of the draft Mineral and Petroleum Royalty Bill, in
March 2003, which proposes prospecting, mining and mineral rights to be subject to a State royalty calculated as 3 percent of gross revenue in the case of gold, AngloGold is preparing its representation to the
Government.  While AngloGold accept the general proposition of a charge for the extraction of the country's non-renewable mineral resources, AngloGold believe that this should be done in a way that does not cause the already high mining tax burden in South Africa to make mining here internationally uncompetitive.  In particular, AngloGold favor a profit-based system of calculating royalties, rather than the currently proposed revenue-based approach and AngloGold will also be advocating a review of the overall tax burden borne by the gold mining industry, including the proposed royalties, to ensure the continued competitiveness of the sector.  AngloGold will be pursuing these and other concerns in the open debate, which is anticipated to take place in the near future.

AngloGold Fund supports Ginsberg Primary School in the Eastern Cape

AngloGold's social investment vehicle in South Africa is The AngloGold Fund which makes grants to the value of some $1.8 million each year.  In evaluating the hundreds of proposals that come its way, the Fund looks for community-initiated projects, believing that development works best where people are empowered to work towards their own advancement, and for projects that contribute to the longer-term benefit of the region in which they are situated.  Ginsberg Primary School meets these criteria admirably.

An independent school situated in Ginsberg, King William's Town, Ginsberg Primary is a remarkable institution.  In the midst of an impoverished community, it is providing superior education and the reputation of the school is such that each year many applicants have to be turned away.  The principal, Henry Kachoka, explains the Ginsberg philosophy: "We want our learners to be given a holistic training that attends to their physical, mental and spiritual development and that will enable them to lead useful lives in society."

While pupils are given a sound grounding in their school subjects by a staff of well-qualified and dedicated teachers, they can also sign on for a range of extra-mural activities  music, needlework, art, technology and gardening.

What makes the achievements of Ginsberg Primary so noteworthy is that the school embarked on its enrichment programme under the most difficult of circumstances. For instance, when needlework was introduced in 2000, there were just two sewing machines with teachers having to manage in crowded classrooms.  Music was started in 2001 with one violin and one piano in the principal's office.

But all of that has changed for Ginsberg Primary now boasts a new double-storey classroom block, built with a grant of $0.1 million from The AngloGold Fund.  The block comprises four regular classrooms and four
"special" classrooms  a science laboratory, a computer room, a music room and a needlework room, all fully equipped.

Mr Kachoka commented: "The new building is a beacon of hope to those of us involved in teaching here.
Our learners are being given the privilege of an education that they wouldn't otherwise get in this part of the world."

And it is not only the pupils of the school who will benefit from the additional facilities.  For a modest fee, members of the community will be able to access these in the afternoons when staff members will be on hand to assist.

The township of Ginsberg is the birthplace and final resting place of Black Consciousness leader Steve Biko.
It is certain that he would have been proud of the achievements of the principal and staff of Ginsberg
Primary, and of the community in which a school of this calibre has flourished.

Forward-looking statements

Except for historical information, there may be matters discussed in this report of financial and operating performance that are forward-looking statements.  In particular, the statements made under "Outlook for
2003" regarding AngloGold's operating and financial performance and under "Gold market" regarding the future performance of the gold market are forward looking statements.  Any such statement is only a prediction and actual results, costs or events may differ materially.  For a discussion of important factors including, but not limited to, development of AngloGold's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold's annual report on
Form 20-F for the year ended December 31, 2002 which was filed with the United States Securities and
Exchange Commission (SEC) on April 7, 2003.

Condensed Consolidated Financial Information for the three months ended March 31, 2003

Basis of presentation
The unaudited condensed consolidated financial information of AngloGold Limited included in this review have been prepared in accordance with accounting principles generally accepted in the United States ("US
GAAP"). The balance sheet information at December 31, 2002, has been derived from AngloGold's annual report on Form 20-F for the year ended December 31, 2002, which was filed with the SEC on April 7, 2003.

Dividends paid
A final dividend of 675 South African cents per ordinary share for the year ended December 31, 2002 was paid to registered shareholders on February 28, 2003 and a dividend of 82.12 US cents per each American
Depositary Share (ADS) was paid to holders of ADSs on March 10, 2003.  Each ADS represents one ordinary share.

ANGLOGOLD LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP

Three months ended March 31,

2003
(unaudited)
2002
(unaudited)

(in US Dollars, millions, except for share data)

 Sales and other income
484                                        381

 Product sales
472                                       373
 Interest, dividends and other income
12
8

 Cost and expenses
383                                       331

 Production costs
287                                      196
 Exploration costs
9                                          6
 Related party transactions
5
4
 General and administrative
10
5
 Royalties
7                                          4
 Market development costs
5
4
 Depreciation, depletion and amortization
75
67
 Interest expense
8                                        12
 Employment severance costs
-
1
 Loss on sale of assets
-
9
 (Gain)/loss on derivatives
(23)
23

 Income before equity income and income tax
101                                        50

 Equity income in affiliates
-
-

 Income before income tax provision
101                                        50

 Deferred income and mining tax (expensed)/benefit
(39)
41

 Income before minority interest
62                                         91

 Minority interest
(4)                                         (3)
 Net income  applicable to common stockholders
58                                         88

 Basic earnings per common share : (cents)
26                                         40

 Weighted average number of common shares used in computation
222,700,331                        220,770,528

 Dividend per common share (cents)
82                                        49

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP

At March 31,
2003
(unaudited)
At December 31,
2002

(in US Dollars, millions)

Assets
Current assets

1,027                                            1,038

Cash and cash equivalents
340
      413
Receivables
541                                             488

 Trade
50                                              48
 Derivatives
274
     233

 Value added taxes
21
     26
 Other
196                                            181

Inventories
146                                           137

Property, plant and equipment

2,129                                       2,015

Acquired properties

933                                          902

Goodwill

360                                          345

Derivatives
75                                            64

Inventories
84                                            79

Other long-term assets

108                                           102

Total assets

4,716                                         4,545

Liabilities and Stockholders' equity

Current liabilities

858                                          799

Accounts payables and accrued liabilities
306
   282

Derivatives
313                                          302

Short-term debt
78
  84

Income and mining tax payable
161
   131

Long-term debt
841                                         842

Derivatives
177                                         236

Deferred income and mining tax
649                                         561

Provision for environmental rehabilitation
111                                         108

Other accrued liabilities
14                                           12

Provision for post-retirement medical benefits
138                                         127

Minority interests
40                                          40

Commitments and contingencies
-                                             -

Share capital and reserves
1,888                                      1,820

Common stock

Stock issued 2003  222,763,754 (2002 222,622,022)
9
9

Additional paid in capital
3,405
3,403

Retained deficit
(692)
(567)

Accumulated other comprehensive income
(834)
(1,025)

Total liabilities and stockholders' equity

4,716                                     4,545

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP

Three months ended March 31,

2003
(unaudited)
2002
(unaudited)

(in US Dollars, millions)

Net cash provided by operating activities
162                                                157

Income after tax and minority interest
58
88
Reconciled to net cash provided by operations:

 Depreciation, depletion and amortization
75
67
 Deferred stripping costs
(8)
(4)
 Other non cash items
4
53
 Net increase in provision for environmental

 rehabilitation and post-retirement medical

 benefits
(6)                                                  -
 Deferred income and mining tax
10
(76)
Effect of changes in operating working capital items:

 Receivables
(11)                                              (53)
 Inventories
(15)                                              (16)
 Accounts payable and accrued liabilities
55
98

Net cash (used)/generated in investing activities
(58)                                                82

Increase in non-current investments
-
(23)
Additions to property, plant and equipment
(58)
(51)
Proceeds on sale of investments
-
158
Loans receivable advanced
-
(4)
Loans receivable repaid
-
2

Net cash used in financing activities
(187)                                            (106)

Decrease in short-term debt
(13)
(389)
Issuance of stock
2                                                    6
Share issue expenses
-
(1)
Increase in long-term debt
9
387
Dividends paid
(185)                                             (109)

Net (decrease)/increase in cash and cash equivalents
(83)                                             133

Effect of exchange rate changes on cash
10                                                10

Cash and cash equivalents - December 31,
413                                               191

Cash and cash equivalents  March 31,
340                                                334

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:
By:  /s/  C R BULL
_

Name:  C R Bull
Title:     Company Secretary